INTERNATIONAL TOWER HILL MINES LTD.

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

October 5th, 2005

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the three months ended August 31st, 2005.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to International Tower Hill Mines Ltd. is available on SEDAR at www.sedar.com.

Overview

We are a British Columbia incorporated company.  We were originally incorporated under the name "Ashnola Mining Company Ltd." on May 26, 1978.  We changed our name to “Tower Hill Mines Ltd.” on June 1, 1988, and subsequently changed our name to “International Tower Hill Mines Ltd.” on March 15, 1991.

Our wholly-owned subsidiary, 813034 Alberta Ltd., an Alberta corporation, was incorporated in 1999.  We incorporated this subsidiary because, pursuant to the laws of the Province of Alberta, mineral permits can only be registered to either an Alberta resident or corporation.  Our subsidiary does not have any operations except for holding permits for our Alberta properties in its name.

We are publicly traded on the TSX Venture Exchange under the trading symbol “ITH”.  We trade on the OTC BB under the trading symbol “ITHMF”, and trade on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

Since inception in 1978, we have been in the business of acquiring, exploring and evaluating interests in mineral properties.  Our current property interests are held for the purposes of exploration for precious metals and diamonds.  Any exploration and sampling activities that we may conduct are generally carried out during the months of May through September.  During the months of October to March, snow often prevents effective exploration and sampling activities.  Drilling, however, can be conducted on a year-round basis.

Our properties in British Columbia, Alberta and Quebec are at an early exploration stage, with no established mineral reserves.  The exploration work on these properties primarily consists of airborne surveys, which may reveal magnetic anomalies followed by ground sampling programs, for the purpose of identifying potential drill targets.  Any drilling operations are conducted with small scale equipment only.  We are only required to obtain permits when mechanized equipment is used by our contractors.  We obtain any permits that we may require from the provincial government ministry responsible for mining operations in which our property is situated.  The process to obtain a permit involves filing an application form with the appropriate mining regulatory authority in Alberta and Quebec.  In British Columbia, we are required to file an application form and mark the actual property with stakes.  The Company currently has permits in Quebec.

We currently hold interests in the following properties:  Siwash Creek Property, British Columbia; Torngat Property, Quebec; Fort Vermillion Property, Alberta; and Chinchaga Property, Alberta.

We have entered into a joint venture with Ravencrest Resources Inc. (“Ravencrest”), a public company reporting in British Columbia, whereby we granted the right to Ravencrest to acquire a 50% interest in two claim groups on the Siwash Creek Property, the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units (the “Joint Venture Claims”).

Pursuant to the terms of the Mining Venture Agreement, Ravencrest will be responsible for conducting all exploration and development of the Joint Venture Claims.

In order to earn its 50% interest in the Joint Venture Claims, Ravencrest must pay the sum of $25,000 and issue up to 100,000 common shares in the capital stock of Ravencrest at a deemed price of $0.10 per share, which has been paid and issued, respectively.  Ravencrest is also required to carry out further work on the Joint Venture Claims based on a work program recommended by APEX Geoscience Ltd. in the sum of $112,500 on or before March 31st, 2006.

Ravencrest is a reporting company in British Columbia.  The transaction is non-arm’s length as Anton J. Drescher, our director and controlling shareholder, is a director and controlling shareholder of Ravencrest.

We are also evaluating whether to continue exploration of our other mineral properties in which we currently hold an interest and whether we may acquire additional properties for exploration and development.

Siwash Creek Property

We carried out a diamond drill program on our 100% owned Siwash Property in south central British Columbia.  The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Almaden Minerals Ltd. (gold production) mineral projects.  The 2004 program was designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the property.  Drill results to date indicate a similar style of mineralization as that found at Brenda Mines.  In addition, these drill results indicate that the gold/silver/copper mineralization extends approximately 500 meters in a north-south direction and 800 meters in an east-west direction to a depth of approximately 125 meters.  Drilling also indicates that this zone is still open to the west, north, east and depth.

The 2004 diamond drill program, carried out between May and August, extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E.  A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs.  50 metres of meta-volcanics were intersected.  This favourable horizon was cut out by intrusives of quartz-feldspar-porphyry over 203 metres while granodiorite was intersected in 738 metres of the total 1013 metres drilled.

Nine of the 153 samples assayed contained more than 0.010 ppm gold and four samples contained more than 1000 ppm copper.  The weighted average of these gold assays over 9.6 metres was 1.547 ppm (assays are not contiguous), which is equal to 1.547 grams per tonne.  Zinc assays averaged 1.131 ppm or 0.113 per cent with several assays carrying values between 1.0 percent to a maximum of 7.71 percent.

During the diamond drill program, we instigated the staking of ninety-nine more units to the east of and contiguous to our Siwash Property.  These units, comprising 17 claims are in addition to the mineral claims acquired by us in 1996.

We completed a drilling program in 2004 on the Siwash Creek Property.  During the course of the drilling program, we acquired 17 new mineral claims adjacent to our Siwash Creek Property by staking.  We subsequently retained Apex Geoscience Ltd., of Edmonton, Alberta, which has prepared a 43-101 report, “Technical Report on the Precious and Base Metal potential of the Siwash Creek Property, Similkameen Mining Division, NTS 092H, British Columbia, Canada” dated November 29th, 2004 (the “Report”), which Report is currently being reviewed by the TSX Venture Exchange prior to being filed on SEDAR.

Apex Geoscience has recommended a three phase exploration program for the Siwash Creek Property.  Phase I is to consist of a helicopter borne, high-resolution magnetic and electromagnetic survey over the entire property at 200 metre line spacing (approximately 500 line kilometers at $175/line km = $87,500), which airborne survey should be overseen by a geophysicist to ensure proper quality control and quality assurance are met ($5,000). As well, an Interpretation of the newly acquired geophysical data in conjunction with a re-interpretation/compilation of all existing geochemical, geological and drill core data may help to identify new target areas ($20,000).

Phase 2, which would not be contingent upon the results of Phase I, would consist of:

(a)

a field based program with the establishment of a property wide grid and the collection of soil samples at 100 metre spacing over areas with pre-existing data and at a spacing of 150 metres for the new portion of property.  In total, about 5,000 samples would be collected.  As well, as part of a standard quality control/quality assurance program, 15% of all samples would be collected in duplicate (750 samples)(approximately $60/ sample all-up = $307,500);

(b)

ground-proofing of geophysical anomalies returned from the airborne survey and the acquisition of ground magnetic and electromagnetic geophysical data on selected targets.  In total, the cost to complete five grids (43 line kilometers each) where lines would need to be cut, with both magnetics and electromagnetics is about $100,000; and

(c)

property scale geological mapping in conjunction with the mapping and sampling of old trenches. All workings, trenches, and significant rock samples should be re-located and checked assayed. ($5,000 to complete mapping and assaying approximately 200 rock samples at $20/sample = $9,000).

Phase 3, which would be contingent on the results of Phases 1 and 2, would involve one or more of the collection of infill soil samples, ground geophysics and/or a diamond drill program to test historic targets and new targets developed during Phases 1 and 2.

The total cost to complete the recommended Phase 1 and 2 exploration is $530,000 Cdn.  The cost for Phase 3 cannot be determined at this time.

Torngat Property

Although we have no current plans to carry out an exploration program on the Torngat property we may, at some point in the future, carry out a follow-up sampling and mapping program on the property with the objective to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

Fort Vermillion Property

We have no current plans to carry out any exploration on the Fort Vermillion Property.

Chinchaga Property

To date, cumulative exploration activities that we have carried out on the Chinchaga Property have not generated results that justify a high level of ongoing exploration activities.  We have placed the Chinchaga Property on hold in respect of ongoing exploration.

Corporate Information

Our Board of Directors is as follows:

Anton J. Drescher

Rowland Perkins

Gerhard Drescher

Our officers are:

Anton J. Drescher

President and Chief Executive Officer

Donna M. Moroney

Corporate Secretary and Chief Financial Officer

Our current issued and outstanding share capital is 3,532,675 common shares.  Fully diluted, if all of the outstanding share purchase warrants to purchase an aggregate of 1,270,031 common shares are exercised, we would have an issued and outstanding share capital of 4,802,706 common shares.

Share Capital

Our authorized share capital consists of 20,000,000 common shares without par value. As of October 5th, 2005, the total number of issued and outstanding common shares is 9,012,183 common shares.  We did not issue any shares during the three month period ended August 31st, 2005.

Options

Our shareholders approved our 2004 Stock Option Plan on October 29th, 2004, which provides for the issuance of stock options to acquire up 901,218 common shares in our capital stock.  As of October 5th, 2005, no stock options have been granted under the 2004 Stock Option Plan.

Warrants

As of October 5th, 2005, there are no share purchase warrants outstanding.

Plan of Operation

Our plans over the next 12 months are to proceed with additional exploration of the Siwash Creek Property, subject to raising sufficient capital, likely by the issuance of equity securities and by way of joint venture with Ravencrest, which has been granted an option to acquire a 50% interest in two claim groups on our Siwash Creek Property.

While we may evaluate other properties for acquisition, we do not have any specific plans to purchase any additional properties over the following 12 months.  In the event that we decide to purchase additional properties, we will finance such a purchase through the sale of marketable securities.

Our long-term goal is to carry out additional exploration programs on our Siwash Creek Property as warranted, subject to funding, and to seek out and acquire additional properties for exploration and development.

Summary of Quarterly Results

Description	Three months ended Aug. 31 2005 $	Year ended May 31 2005 $	Nine months ended Feb 28 2005 $	Six months ended Nov. 30 2004 $	Three months ended Aug. 31 2004 $	Year ended May 31 2004 $	Nine months ended Feb 29 2004 $	Six months ended Nov. 30 2003 $
Interest Income	5	132	127	5	0	4,519	3,763	2,607
Net income or loss for period
Total	(27,940)	(121,483)	(50,120)	(15,415)	(30,466)	(244,330)	(45,170)	(34,656)
Per share	(0.003)	(0.01)	(0.0004)	(0.001)	(0.003)	(0.03)	(0.005)	(0.003)

Liquidity and Capital Resources

As of August 31, 2005, we reported cash and cash equivalents of $7,664 compared to $14,815 for the three months ended August 31, 2004.  The decrease of $7,151 in cash was for operating expenses.  We have historically satisfied our capital needs by issuing securities.

As of August 31, 2005, we had a working capital deficiency of $82,590, compared to a working capital reserve of $65,115 as at August 31, 2004.  Our current cash and cash equivalents are not sufficient to meet our current cash requirements.  We will require additional financing to fund current operations, as well as any exploration work on our properties, if applicable.  We estimate that we will require approximately $7,500 per month, or $90,000 annually, to fund our general and administrative expenses for the next twelve months.

We expect that we will operate at a loss for the foreseeable future.  We will require additional financing to fund further exploration of our mineral properties or to acquire additional mineral properties.  We have historically satisfied our capital needs primarily by issuing equity securities.  We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once a financing has been completed and management knows what funds will be available for these purposes.

We did not raise any funds for either of the three months ended August 31, 2005 and August 31, 2004.

Results of Operations

For the three months ended August 31, 2005, we had net losses of $27,945 as compared to net losses of $30,466 for the three months ended August 31, 2004.  The decreased net losses in 2005 was due to a slight decrease in professional fees.

General and administrative (operating) expenses for the three months ended August 31, 2005 consisted of management fees of $15,000 (2004 - $15,000), professional fees of $6,060 (2004 - $8,310), rent of $1,800 (2004 - $1,800), stock exchange and filing fees of $3,784 (2004 - $3,768), transfer agent fees of $1,067 (2004 - $1,300) office and miscellaneous of $175 (2004 - $288), and travel and promotion costs of $59 (2004 - $Nil).

During the three months ended August 31, 2005 and the three months ended August 31, 2004, no share purchase warrants or stock options were granted or exercised.

We do not have any employees; all of our services are carried out by the directors and officers or by consultants retained on an as needed basis.

Transactions with Related Parties

During the three months ended August 31, 2005 we paid and accrued management fees of $15,000 (2004 - $15,000) and professional fees of $856 (2004 - $856) to a company controlled by one of our directors.

As of August 31, 2005 a director had advanced loans totalling $106,500, which loans are unsecured, non-interest bearing and have no fixed terms of repayment.

Deferred Exploration Costs

Siwash Property

Accumulated costs in respect of mineral claims owned, leased or under option for the three months ended August 31, 2005 consist of the following:

	Siwash Silver Leases	2005 Total	2004 Total
Acquisition costs
Beginning balance	$ 182,761	$ 182,761	$ 205,000
Lease costs	-	-	12,760
Ending balance	182,761	182,761	217,760
		Deferred exploration	Deferred exploration
Beginning balance	843,751	843,751	764,907
Assay and sampling			3,120
Drilling			51,052
Geological assessment report			6,150
Geological and consulting services			20,689
Misc. survey, field, travel, etc.			9,544
Ending balance	843,751	843,751	834,773

Total deferred costs	$1,026,512	$1,026,512	$1,052,533